                                  SCHEDULE 14A
                                 (Rule 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [ x ]
Check the appropriate box:
Preliminary Proxy Statement [x]
Confidential, for Use
of the Commission Only (as permitted by Rule 14a-6(e) (2) [  ]
Definitive Proxy statement [  ]
Definitive Additional Materials [  ]
Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                    South Jersey Financial Corporation, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
--------------------------------------------------------------------------------
(Name of Person (s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X] No fee required
[  ] Fee computed on table below per Exchange Act Rules 14 (a)-6(i) (4) and
     0-11.

         1) Title of each class of securities to which transaction applies:

         ----------------------------------------------------------------------

         2) Aggregate number of securities to which transaction applies:

         ----------------------------------------------------------------------
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         ----------------------------------------------------------------------
         4) Proposed maximum aggregate value of transaction:

         -----------------------------------------------------------------------

         5) Total Fee Paid:
         -----------------------------------------------------------------------
[  ]  Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------
[  ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1) Amount Previously Paid:

         -----------------------------------------------------------------------
         2) Form, Schedule or Registration Statement No.:

         -----------------------------------------------------------------------
         3) Filing Party:

         -----------------------------------------------------------------------
         4) Date Filed:

         -----------------------------------------------------------------------

                    SOUTH JERSEY FINANCIAL CORPORATION, INC.
                                ________________

                         ANNUAL MEETING OF STOCKHOLDERS
                                 AUGUST 18, 1999
                               ___________________

                          PROXY STATEMENT OF THE SOUTH JERSEY
                      FINANCIAL CORPORATION, INC. COMMITTEE
                           TO PRESERVE SHAREHOLDER VALUE
                              [OPPOSES THE BOARD OF
              DIRECTORS OF SOUTH JERSEY FINANCIAL CORPORATION, INC.]

This Proxy Statement and White proxy card are being furnished to holders of the common stock (the "Stockholders"), par value $.01 per share (the "Common Stock") of South Jersey Financial Corporation, Inc., (the "Company") a Delaware Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the South Jersey Financial Corporation, Inc. Committee to Preserve Shareholder Value (the "Committee"). The Annual Meeting of Stockholders is to be held on August 18, 1999 at 2:00 p.m. Eastern Time, at the Four Points Hotel by Sheraton, 1450 Route 70 East, Cherry Hill, New Jersey (the "Annual Meeting"). Stockholders who own the Common Stock on July 9, 1999 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 4651 Route 42, Turnersville, NJ 08012.

At the Annual Meeting, the Company will be seeking (i) the election of three Directors for a term of three years each or until their successors have been elected and qualified and (ii) ratification of the appointment of Deloitte & Touche, LLP as independent auditors.

The Committee members own approximately 350,600 (9.24%) of the Company's outstanding Common Stock and are soliciting the votes of other Stockholders to elect two out of the three Directors at this year's Annual Meeting. The Committee is soliciting your proxy in support of the election of Lawrence B. Seidman ("Seidman") and Richard Baer ("Baer"), collectively the ("Committee Nominees") to the Company's Board of Directors.

The Committee consists of Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company; Seidman and Associates II, L.L.C. ("SAL II"); Seidman Investment Partnership, L.P.; ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, L.P.("SIP II"); Kerrimatt, L.P. ("Kerrimatt"); Federal Holdings, LLC ("Federal"); Seidman, individually; Baer, individually; Benchmark Partners, LP ("Partners"), a Delaware Limited Partnership; Richard Whitman ("Whitman"), individually; and Lorraine DiPaolo ("DiPaolo"), individually. This Proxy Statement and WHITE proxy card are being first mailed or furnished to Stockholders on or about July 16, 1999.

The Committee's goal is to preserve shareholder value and it is believed that one of the best ways to accomplish this goal is through the representation of significant shareholders on the Board of Directors. If you agree, vote for the Committee Nominees and sign, date, and return the WHITE proxy card. Remember, your last dated proxy is the only one which counts, so return the WHITE card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of Deloitte & Touche, LLP, as independent auditors and the date by which Stockholders must submit proposals for inclusion in the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is 3,793,430. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                           Beacon Hill Partners, Inc.
                                 90 Broad Street
                            New York, New York 10004
                         (Call Toll Free (800) 755-5001)

                              THE COMMITTEE'S GOAL

                        OUR GOAL IS TO MAXIMIZE THE VALUE
                         OF THE COMPANY'S STOCK FOR ALL
                                  STOCKHOLDERS.


The Committee believes its fellow Stockholders have the same goal: to maximize the value of the Company's stock they purchased. The Committee believes that this goal can be accomplished most effectively by selling the Company, and the Committee has urged management to pursue acquisition/merger discussions with potentially interested commercial banks. In the opinion of the Committee, a sale of the Company at this time may be more beneficial than the Company remaining an independent financial institution because of the high multiples being paid for lending institutions at this time by acquirors whose stock is also trading at significantly high multiples.

If a sale of the Company is not possible at a satisfactory price, the Committee Nominees, if elected, will work to increase the Company's earnings, earnings per share, earning assets and deposits and will strongly recommend that the Company aggressively pursue a stock repurchase program. The Board of Directors of the Company would have to determine a satisfactory price which could be either all cash or a combination of cash and stock. To accomplish the Committee's goal, Baer and Seidman, if elected, will need the cooperation of two of other Directors.

When you return the Committee's proxy card you are voting for Seidman and Baer and none of the three Company Nominees. However, since the Committee is only running two Nominees for the three Board of Director seats, if the two Committee Nominees are elected, one of the Company Nominees who receives the highest number of shares will also be elected.

                            THEREFORE A VOTE FOR THE
                          COMMITTEE NOMINEES IS A VOTE
                          TO START THE PROCESS TO SELL
                            THE COMPANY FOR A PREMIUM
                          PRICE WHICH IS OPPOSED BY THE
                          PRESENT BOARD AND MANAGEMENT

Each Stockholder should be aware that the present election is only to elect Directors to the Board of Directors of the Company and has nothing to do with the election of Directors to South Jersey Savings (the "Association"), the wholly owned banking subsidiary of the Company. The present Directors of the Company, even if Seidman and Baer win this election, will still be able to appoint the Board of Directors of the Association, including, even if they lose the election, any of the present three Company Nominees.

                            THE COMPANY'S STOCK PRICE

The Company went public on February 12, 1999 at $10 a share. The Committee began purchasing the Company's stock on February 16, 1999 when the price of the stock was $10.77. The Committee filed its Schedule 13D on April 29, 1999, disclosing the ownership of 203,000 shares or 5.35% of the outstanding shares. On April 29, 1999, the Company's closing stock price was $11.75. From April 29, 1999 to July 6, 1999; the stock price has increased to approximately $14.50 or 23%.

                     MR. SEIDMAN'S PAST HISTORY OF PROMOTING
                      THE MAXIMIZATION OF SHAREHOLDER VALUE

Mr. Seidman recently has been involved in proxy contests with two separate companies, Wayne Bancorp, Inc. and IBS Financial Corp., seeking to maximize shareholder value by a sale of the respective companies. Both companies were sold at significant premiums to their book value and market price. In addition, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value through a sale of 1st Bergen Bancorp, Inc. ("Bergen") and Eagle BancGroup, Inc. ("EGLB"). 1st Bergen Bancorp was sold shortly thereafter to Kearney Savings Bank and on June 30, 1999 EGLB announced the sale of its institution, both were sold at a significant premium to book value and earnings.

On February 25, 1999, Mr. Seidman, as a representative for his clients, including some of the Committee Members, entered into an Agreement with CNY Financial Corporation ("CNYF"), wherein CNYF agreed to increase the size of its Board of Directors by one and add Seidman as a Director. Mr. Seidman agreed to certain restrictions and voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF.

                                 RECENT SALE OF
                               SOUTH JERSEY BANK

On June 29, 1999, Hudson United Bancorp ("HU")announced the purchase of South Jersey Bancorp ("SOJB"), a bank located in the same geographic area as the Company. The price paid by HU for SOJB equals approximately 1.7 x SOJB's book value and 43 x its earnings. This sale reinforces the Committee's opinion that a sale of the Company would maximize the value for each Stockholder as opposed to the continuation of the Company as an independent company.

                             ELECTION OF SEIDMAN AND
                               BAER AS DIRECTORS

The Committee is proposing the election of Seidman and Baer because Stockholders are entitled to independent Directors who will be dedicated to maximizing shareholder value.

Lawrence Seidman is 51 years old and his address is 19 Veteri Place, Wayne, NJ 07470. Since March 10, 199, Mr. Seidman has been the President, General Counsel and a Director of Menlo Acquisition Corporation. Mr. Seidman is also Manager of Seidman & Associates, L.L.C., Seidman & Associates II, L.L.C., President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain partnerships and individuals, including, but not limited to, Kerrimatt, LP.

Richard Baer is 52 years old and his address is 3 Webster Avenue, Summit, NJ 07910. Since February 1988, Mr. Baer has been Chairman of the Board and President of Casper Partition System, Inc., a company principally involved in the re-furbishing of work stations.

The members of the Committee have agreed to act in concert. Partners, Whitman and DiPaolo disclaim any beneficial interest in any shares of Common Stock owned by SAL, SAL II, SIP, SIP II, Kerrimatt, Federal, Baer, Seidman, or Seidman's clients. Seidman disclaims any beneficial interest in any shares of Common Stock owned by Partners, DiPaolo or Whitman. The members of the Committee reserve the right to terminate their agreement to act in concert.

During the last five (5) years, none of the Committee members to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Seidman is the manager of SAL, SAL II and Federal, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for Kerrimatt; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities. SAL. SAL II, SIP, SIP II, Kerrimatt and Federal were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SIP, SIP II, SAL, SAL II, Kerrimatt and Federal are all passive investors, who do not - and cannot - directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Additional  Information concerning the Committee is set forth in Appendices
A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                    AUDITORS
The Committee has no objection to the ratification of the appointment of Deloitte & Touche, LLP as independent accountants for the Company for the fiscal year ending December 31, 1999.

                             SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Whitman, and Seidman will be principally responsible to solicit proxies for the Committee and certain of their employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $15,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Seidman, SAL, SAL II, SIP and SIP II.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $40,000 of which $1,000 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Committee, c/o Beacon Hill Partners, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee position, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Committee's position or withhold authority to vote for the Committee's position by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the two Committee Nominees and for Deloitte & Touche, LLP, as auditors.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as Directors at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES AND FOR THE PROPOSED AUDITORS.

 THE SOUTH JERSEY FINANCIAL CORPORATION, INC. COMMITTEE TO PRESERVE SHAREHOLDER
                                     VALUE.




                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them NOT to vote at this time.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-560-1400, Extension 108, or Richard Whitman at 800-330-9966, or our proxy solicitor: Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004, at 800-755-5001.

                                   APPENDIX A

                      THE COMMITTEE TO MAXIMIZE SHAREHOLDER
                             VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate shares of Common Stock, representing approximately 9.24% of the shares outstanding and are as follows:

Seidman and Associates L.L.C. ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman and Associates II, L.L.C. ("SALII"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SALII and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP (Kerrimatt), is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until May 2000.

Federal Holdings L.L.C. ("Federal"), is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Seidman is a private investor, with discretion over certain client accounts and is the Manager of Federal, SAL and SAL II, and the President of the Corporate General Partner of SIP and SIP II and the investment manager of Kerrimatt. See Footnote No. 1 below for information concerning regulatory action.

Baer is a private investor.

Richard Whitman is the Executive Vice President of Palisade Capital Management, LLC, located at 1 Bridge Plaza, Fort Lee, NJ 07024. Mr. Whitman is a General Partner of Benchmark Partners, LP, located at 750 Lexington Avenue, New York, NY 10022.

Lorraine DiPaolo is the president of The Benchmark Company, Inc., located at 750 Lexington Avenue, New York, NY 10022 and is also a General Partner of Benchmark Partners, LP, also located at 750 Lexington Avenue, New York, NY 10022.

Partners is a Delaware Limited Partnership. Whitman and DiPaolo are the sole individual General Partners of Partners. Whitman and DiPaolo share investment discretion, dispositive power, and voting authority with respect to Partners.

         Name            Business Address       # of shares of
                                                 common stock
                                               beneficially owned   % of Class

Seidman and Associates    100 Misty Lane              49,000            1.291
L.L.C. (SAL)              Parsippany, NJ 07054

Seidman and Associates II, 100 Misty Lane             33,800             .891
L.L.C. (SAL II)            Parsippany, NJ 07054

Seidman Investment         19 Veteri Place            51,300            1.352
Partnership, L.P. (SIP)    Wayne, NJ 07470

Seidman Investment         19 Veteri Place            65,500            1.726
Partnership II, L.P. (SIP) Wayne, NJ 07470

Kerrimatt, LP              80 Main St.                45,000            1.186
                           West Orange, NJ 07052

Federal Holdings, LLC      One Rockefeller Plaza      49,400            1.302
                           New York, NY 10020

Lawrence B. Seidman        100 Misty Lane            328,100            8.649
Individually (1)           Parsippany, NJ 07054

Benchmark Partners, L.P.(2) 750 Lexington Avenue      22,500             .593
                           New York, NY 10022

Richard Whitman, Individually One Bridge Plaza         (2)               .593
(3)                        Fort Lee, NJ 07024

Lorraine DiPaolo, Individually 750 Lexington Avenue    (2)               .593
(3)                        New York, NY 10022


______________________________________
          (1) Seidman owns 5,900 shares of common stock directly, but may be deemed to have sole voting power and dispositive power as to 328,100 shares beneficially owned by SIP, SIP II, SAL, SAL II, Kerrimatt, Federal, and several clients. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

          (2) Whitman and DiPaolo do not own any shares personally, but may be deemed to have shared voting power and dispositive power as to 22,500 shares beneficially owned by Partner.
          (3) Less than 1%.

APPENDIX B

                                 DATE     PRICE      PROCEEDS          SHARES
-------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                                 21699    10.87      32,625.00         3,000
                                 21799    10.74      53,687.00         5,000
                                 21799    10.81      27,031.00         2,500
                                 22399    10.81      54,062.00         5,000
                                 22699    10.74      26,844.00         2,500
                                  4799    11.19      55,937.00         5,000
                                 42299    11.31      33,937.00         3,000
                                 52499  12.6875      63,437.50         5,000
                                 52599  12.6875      63,437.50         5,000
                                  6299   12.625      63,375.00         5,000
                                  6299  12.6664      37,999.20         3,000
                                  6399  12.625       63,125.00         5,000

-----------------------------------------------------------------------------
SUB-TOTAL                                           575,497.20        49,000

SEIDMAN INVEST. PARTNERSHIP LP
                                 21699    10.87      32,625.00         3,000
                                 21799    10.81      27,031.00         2,500
                                 21999    10.75      53,750.00         5,000
                                 22399    10.81      54,062.00         5,000
                                 31099    11.12      55,625.00         5,000
                                  4899    11.12      36,712.00         3,300
                                 42299    11.31      33,937.00         3,000
                                 51499    11.86      47,450.00         4,000
                                 51499    11.99      35,956.80         3,000
                                 52199    12.62      63,125.00         5,000
                                 52499  12.6875      63,437.50         5,000
                                  6299   12.625      31,562.50         2,500
                                  6399  12.625       63,125.00         5,000


-----------------------------------------------------------------------------

SUB-TOTAL                                           598,398.80        51,300

SEIDMAN & ASSOCIATES II, LLC
                                 21699    10.87      32,625.00         3,000
                                 21799    10.81      27,031.00         2,500
                                 21999    10.75      53,750.00         5,000
                                 22499    10.80      54,000.00         5,000
                                 22699    10.74      26,844.00         2,500
                                  3199    10.74      26,844.00         2,500
                                  4899    11.12      36,712.00         3,300
                                 51499    11.99     119,856.00        10,000


-----------------------------------------------------------------------------
SUB-TOTAL                                           377,662.00        33,800

LAWRENCE SEIDMAN CLIENTS
                                 21799    10.81      27,025.00         2,500
                                 21799    10.74      53,687.00         5,000
                                 21799    10.81      27,027.00         2,500
                                 21799    10.81      27,027.00         2,500
                                 21799    10.81      27,027.00         2,500
                                 21999    10.75      53,750.00         5,000
                                 22399    10.81      54,062.00         5,000
                                 42799    11.63      11,627.00         1,000
                                 42799    11.49      11,490.00         1,000
                                 42799    11.49      11,487.00         1,000
                                 51099    12.05      12,054.00         1,000
                                 51399    12.35       1,235.25           100
                                 6999     12.5625    62,812.50         5,000

-----------------------------------------------------------------------------
SUB-TOTAL                                           380,310.75        34,100

KERRIMATT, LP
                                 21699    10.87      32,625.00         3,000
                                 21799    10.81      27,031.00         2,500
                                 21999    10.75      53,750.00         5,000
                                 22399    10.81      54,062.00         5,000
                                  3899    11.30      45,200.00         4,000
                                 31099    11.12      55,625.00         5,000
                                 31999    11.25      56,250.00         5,000
                                 42299    11.31      33,937.00         3,000
                                 52499  12.6875      63,437.50         5,000
                                  6299   12.625      31,562.50         2,500
                                  6399   12.625      63,125.00         5,000

-----------------------------------------------------------------------------
SUB-TOTAL                                           516,605.00        45,000
FEDERAL HOLDINGS LLC
                                 21799    10.81      59,469.00         5,500
                                 21999    10.75      53,750.00         5,000
                                 22399    10.81      54,062.00         5,000
                                 31099    11.12      55,625.00         5,000
                                  4899    11.12      37,825.00         3,400
                                 42299    11.31      33,937.00         3,000
                                 51499    11.87     118,750.00        10,000
                                 52199    12.62      63,125.00         5,000
                                 52499  12.6875      63,437.50         5,000
                                  6299  12.6664      31,666.00         2,500

-----------------------------------------------------------------------------
SUB-TOTAL                                           571,646.50        49,400

SEIDMAN INVEST. PARTNERSHIP II, LP
                                 21699    10.87      32,625.00         3,000
                                 21799    10.81      27,031.00         2,500
                                 21999    10.75      53,750.00         5,000
                                 22399    10.81      54,062.00         5,000
                                  3199    10.74      26,844.00         2,500
                                 31099    11.12      55,625.00         5,000
                                 31999    11.25      56,250.00         5,000
                                 42299    11.31      33,937.00         3,000
                                 42899    11.53      92,250.00         8,000
                                 51399    12.06      60,312.50         5,000
                                 52199    12.62      63,125.00         5,000
                                 52499    12.75      63,750.00         5,000
                                 52599  12.6875      63,437.50         5,000
                                  6199  12.6875      82,468.75         6,500

-----------------------------------------------------------------------------
SUB-TOTAL                                           765,467.75        65,500

BENCHMARK PARTNERS, LP
                                 51899    12.29      61,452.00          5000
                                 52199    12.63     126,265.00        10,000
                                  6299    12.63      94,725.00         7,500

-----------------------------------------------------------------------------
SUB-TOTAL                                           282,442.00        22,500


                                 TOTAL            4,068,030.00       350,600
-------------------------------------------------------------------------------

                                    P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF SOUTH JERSEY FINANCIAL CORPORATION, INC. BY THE SOUTH JERSEY FINANCIAL CORPORATION, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Lawrence B. Seidman or Richard Baer with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.01 per share of South Jersey Financial Corporation, Inc. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on August 18, 1999, at 2:00 p.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - COMMITTEE NOMINEES

             -- FOR ALL THE NOMINEES LISTED BELOW

             -- WITHHOLD AUTHORITY TO VOTE FOR A NOMINEE
                BY PLACING AN "X" NEXT TO HIS NAME

             -- RICHARD BAER                  -- LAWRENCE B. SEIDMAN

There is no assurance that any of the Company's Nominees will serve as Directors if the Committee Nominees are elected to the Board.

2. APPOINTMENT OF DELOITTE & TOUCHE, LLP AS INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1999:

                    For ___ Against ___ Abstain __

 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as Directors and "FOR" the appointment of Deloitte & Touche, LLP, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                       Dated:___________________________________

                                       _________________________________________
                                                                     (Signature)
                                       _________________________________________
                                                    (Signature, if jointly held)

                                     Title: ____________________________________


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.